MAG Silver Corp

For Immediate Release

February 14, 2007

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES.

MAG Silver Closes Brokered Private Placement

Vancouver, B.C… MAG Silver Corp. (“MAG” or the “Company”) announces the closing of a previously announced brokered private placement for 2,200,000 units plus an over allotment provision for a further 350,000 units for gross proceeds of $18,487,500.  Net proceeds will provide additional funding for the Company’s pro-rata 44% share of future exploration expenditures on the Company’s Juanicipio Joint Venture with Industrias Peñoles S.A. de C.V. and will allow for accelerated exploration of the Company’s other Mexican projects.

Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, 2008.

The private placement was brokered by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc. and Salman Partners Inc.  The Company paid a 6.0% cash commission to the underwriters on this placement aggregating $1,109,250.  Legal costs and other disbursements relating to the placement will be paid for by the Company.

All securities issued in this private placement are subject to a four-month hold period expiring June 15, 2007 in compliance with NI 45-102.  As a result of this placement the Company now has 40,752,110 common shares issued and outstanding and 47,831,897 shares on a fully diluted basis.

Dan MacInnis, President of the Company, said, “The Company is in a very strong working capital position and is well positioned to explore and develop its projects in Mexico.  We are pleased to close this placement and appreciate the support of such a strong syndicate and we welcome many new shareholders.”

The offering described herein has not been registered under the U.S. Securities Act of 1933, as amended, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release, required by applicable Canadian securities law, shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any State in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

ON BEHALF OF THE BOARD OF

MAG SILVER CORP

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES.